Exhibit 99.1
Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code:ZAE000018123

GOLD FIELDS CHANGES TO BOARD COMMITTEES

Shareholders are advised that, in accordance with paragraph of 3.59(c) of the JSE Listings Requirements, the Board of Directors (the “Board”) has approved the following changes to the Board and in the allocations of Non-Executive Directors to the Board Committees, all effective 28 May 2025:

Retirement as Directors and Members of the Board

Mr. Reid and Mr. Bacchus will retire as Non-Executive Directors and Members of the Board on 28 May 2025.

Changes to Lead Independent Director, Committee Chairs and Committee Membership:

1.Lead Independent Director (“LID”): Mr. Reid retires as LID and Ms. McGill has been elected as LID.

2.Remuneration Committee: Mr. Reid retires as member and Chair from the Remuneration Committee and Ms. McGill, who is a member of this Committee, has been elected Chair of the Remuneration Committee.

3.Social, Ethics and Transformation Committee: Ms. McGill retires as member and Chair from the Social, Ethics and Transformation Committee and Ms. Bitar has been elected as Chair of the Social, Ethics and Transformation Committee.

4.Risk Committee: Mr. Bacchus retires as member and Chair from the Risk Committee and Ms. Bassa has been elected as Chair of the Risk Committee.

5.Strategy and Investment Committee: Mr. Bacchus retires as member and Chair from the Strategy and Investment Committee and Mr. Smit has been elected as Chair of the Strategy and Investment Committee.

6.Social, Ethics and Transformation Committee: Ms. Sibiya retired as member from the Committee and Mr. Smit has been elected as member of the Committee; and

7.Technical Committee: Mr. Smit retired as member from the Committee.

20 February 2025
Sponsor:
J.P Morgan Equities South Africa (Pty) Ltd